ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

December 19, 2012

Via EDGAR Submission

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

File No. 001-35331

Dear Mr. Rosenberg:

We have reviewed the comment in your letter dated December 14, 2012 regarding the Acadia Healthcare Company, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2011 filed with the United States Securities and Exchange Commission on March 13, 2012 (File No. 001-35331) ( “Form 10-K”) and have set forth below the Company’s response to the comment. The comment is repeated and underlined below for convenience of reference.

Consolidated Financial Statements

1.	Comment: Please confirm to us, if true, that all of your wholly-owned subsidiaries are 100% owned and provide us proposed disclosure to be included in future periodic reports to clarify. If not true, please tell us how your current disclosure complies with Rule 3-10 of Regulation S-X and why separate financial statements of each guarantor subsidiary are not required.

Response:

The Company hereby confirms that all of the Company’s subsidiaries are 100% owned. The Company will revise the disclosures included in its Form 10-K for the year ending December 31, 2012 to state, “The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, all of which are 100% owned.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event that you have any questions or comments regarding the Company’s response, please contact the undersigned at (615) 861-6000.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ David M. Duckworth
David M. Duckworth
Chief Financial Officer